UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE
ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of October 2021

Commission File Number: 001-32751

GRUPO AEROPORTUARIO DEL PACÍFICO S.A.B. DE C.V.
(PACIFIC AIRPORT GROUP)
(Translation of registrant's name into English)

México
(Jurisdiction of incorporation or organization)

Avenida Mariano Otero No. 1249-B
Torre Pacifico, Piso 6
Col. Rinconada del Bosque
44530 Guadalajara, Jalisco, México
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F [ X ]      Form 40-F [   ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Grupo Aeroportuario del Pacifico Announces Issuance of Bond Certificates in Mexico for Ps. 2.5 Billion

GUADALAJARA, Mexico, Oct. 15, 2021 (GLOBE NEWSWIRE) -- Grupo Aeroportuario del Pacífico, S.A.B. de C.V., (NYSE: PAC; BMV: GAP) (the “Company” or “GAP”) announced that today successfully completed the issuance of 25 million long-term bond certificates in Mexico (Certificados Bursátiles) at a nominal value of Ps. 100 each (one hundred pesos 00/100 M.N.), for a total value of Ps. 2.5 billion (two point five billion pesos 00/100 M.N.), issued jointly through green bond certificates and the first reopening of the fourth issuance under the ticker symbol “GAP21-2”. The order book reached a subscription of 4.7x.

The bond certificates were issued in accordance with the following terms:

  Ps. 1.5 billion (one point five billion pesos 00/100 M.N.) in 5-year green bond certificates under the ticker symbol “GAP21V”. Interest will be payable every 28 days at a variable rate of TIIE-28 plus 25 basis points; the principal will be due at maturity on October 9, 2026, with an early amortization option.
  Ps. 1.0 billion (one billion pesos 00/100 M.N.) corresponding to the first reopening of “GAP21-2” long-term fixed rate bond, originally issued on May 7, 2021, and has the same characteristics as the original issuance. Interest will be payable every 182 days at a coupon of 7.91%; the principal will be due at maturity on April 28, 2028, with an early amortization option. The issuance price was Ps. 101.323278 (one hundred one pesos 323278/1000000) each. The price was calculated taking into consideration that the additional bond certificates obtain the interest corresponding to the entire period of interest ongoing of the original bond certificates, and in consideration of the surcharge applicable to the additional bond certificates.

The issuances obtained credit ratings of “Aaa.mx” by Moody’s and “MxAAA” by S&P, on a national scale.

The resources from these issuances will be used to fulfill the investments committed under the Master Development Program for 2021 and part of 2022, as well as to finance eligible green projects in accordance with our Green Financing Framework, which is aligned with the International Capital Markets Association (ICMA) Green Bond Principles and the United Nations (UN) Sustainable Development Goals, and that received a positive opinion from the firm Sustainalytics. The green projects will fall within the following eligible categories:

· Green buildings: investments related to new buildings or refurbishments to existing buildings, resulting in a reduction in energy consumption
· Renewable energy: investments related to the generation of solar energy
· Energy efficiency: investments related to the renewal, installation, operatio, and maintenance of equipment that controls and reduces energy consumption
· Other projects related to the sustainable water and wastewater management, clean transportation, prevention, and control of pollution, as well as projects related to biodiversity

Company Description

Grupo Aeroportuario del Pacífico, S.A.B. de C.V. (GAP) operates 12 airports throughout Mexico’s Pacific region, including the major cities of Guadalajara and Tijuana, the four tourist destinations of Puerto Vallarta, Los Cabos, La Paz and Manzanillo, and six other mid-sized cities: Hermosillo, Guanajuato, Morelia, Aguascalientes, Mexicali and Los Mochis. In February 2006, GAP’s shares were listed on the New York Stock Exchange under the ticker symbol “PAC” and on the Mexican Stock Exchange under the ticker symbol “GAP”. In April 2015, GAP acquired 100% of Desarrollo de Concessioner Aeroportuarias, S.L., which owns a majority stake in MBJ Airports Limited, a company operating Sangster International Airport in Montego Bay, Jamaica. In October 2018, GAP entered into a concession agreement for the operation of the Norman Manley International Airport in Kingston, Jamaica. In October 2018, GAP entered into a concession agreement for the operation of the Norman Manley International Airport in Kingston, Jamaica and took control of the operation in October 2019.

This press release may contain forward-looking statements. These statements are statements that are not historical facts and are based on management’s current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words “anticipates”, “believes”, “estimates”, “expects”, “plans” and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.

In accordance with Section 806 of the Sarbanes-Oxley Act of 2002 and article 42 of the “Ley del Mercado de Valores”, GAP has implemented a “whistleblower” program, which allows complainants to anonymously and confidentially report suspected activities that June involve criminal conduct or violations. The telephone number in Mexico, facilitated by a third party that is in charge of collecting these complaints, is 01 800 563 00 47. The web site is www.lineadedenuncia.com/gap. GAP’s Audit Committee will be notified of all complaints for immediate investigation.

IR Contacts: Saúl Villarreal, Chief Financial Officer Alejandra Soto, IRO and Corporate Finance Director Gisela Murillo, Investor Relations	svillarreal@aeropuertosgap.com.mx asoto@aeropuertosgap.com.mx gmurillo@aeropuertosgap.com.mx / +52-33-3880-1100 ext.20294

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Grupo Aeroportuario del Pacífico, S.A.B. de C.V.
(Registrant)

Date: October 15, 2021	/s/ SAÚL VILLARREAL GARCÍA
Saúl Villarreal García
Chief Financial Officer